Exhibit 99.107

Skeena Intersects 7.83 g/t AuEq over 42.59 m

in 21C Zone Infill Drilling at Eskay Creek

Vancouver, BC (October 20, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 1 combined campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. Phase 2 drilling continues with nine drill rigs currently active with more planned to be added shortly. The Phase 2 infill program is focused on Pre-Feasibility Study (“PFS”) resource category conversions for the open-pit constrained resources. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek 21C Zone Drilling – Highlights:

•	7.19 g/t Au and 665 g/t Ag (16.05 g/t AuEq) over 14.45 m (SK-20-331)

•	5.59 g/t Au and 5 g/t Ag (5.66 g/t AuEq) over 25.50 m (SK-20-341)

•	6.88 g/t Au and 71 g/t Ag (7.83 g/t AuEq) over 42.59 m (SK-20-364)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

21C Zone Infill Drilling Intersects Substantial Silver Mineralization in Contact Mudstone

The Phase 1 infill drill campaign is reducing the drill spacing and upgrading the confidence of Inferred resources in a portion of the 21C Zone. Phase 1 drillhole SK-20-331 intersected significant and previously unknown high-grade Ag mineralization hosted within the Contact Mudstones. The intercept averaged 7.19 g/t Au and 665 g/t Ag (16.05 g/t AuEq) over 14.45 m, however there is significant high-grade within this zone (Table 1). This intercept is closely flanked by historical drill holes 6717 and C001053, but these intersected markedly lower grades averaging 1.13 g/t AuEq over 8.69 m and 1.69 g/t AuEq over 12.78 m respectively (see section 10480 below).

Table 1: DDH SK-20-331 – 21C Zone Detailed Au-Ag Results

DDH SK-20-331	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
Total mineralized Intercept	164.90	179.35	14.45	7.19	665	16.05
including:	165.85	166.55	0.70	20.40	2530	54.13
and:	166.55	167.00	0.45	4.44	1765	27.97
and:	167.00	167.50	0.50	3.25	1540	23.78
and:	167.50	168.00	0.50	4.84	1835	29.31
and:	168.00	168.50	0.50	4.64	1980	31.04
and:	168.50	169.00	0.50	4.48	1215	20.68
and:	169.00	169.50	0.50	1.13	915	13.33
and:	169.50	170.00	0.50	17.20	2900	55.87
and:	170.00	171.30	1.30	43.10	966	55.98
and:	172.80	173.70	0.90	6.89	356	11.64

In addition to the above results, SK-20-331 also encountered better than expected grades stratigraphically above the historically important Contact Mudstone (8.18 g/t Au and 117 g/t Ag (9.73 g/t AuEq) over 4.25 m) compared to the surrounding historical drill holes. Historical surface hole C001053, which originally informed the 2019 Mineral Resource Estimate (“MRE”), intersected 2.68 g/t AuEq over 3.16 m. These recent results highlight the potential remaining throughout the Eskay Creek project.

The recently completed Phase 1 portion of the infill drilling campaign at Eskay Creek continues to demonstrate the predictability of the Company’s 2019 MRE, which was largely informed by historical drilling results. As well, recent drill intercepts of grades and widths in the 21C Zone continue to correlate very well with the modelled Inferred mineralization (see section 10410 below).

Annual and Special General Meeting Results

Skeena is also pleased to announce that all resolutions presented to shareholders were passed at the Company’s Annual and Special General Meeting held on October 15, 2020.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 2: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-331	153.00	157.25	4.25	8.18	117	9.73	21	C
INCLUDING	153.95	155.35	1.40	8.54	328	12.91	21	C
AND	155.35	155.85	0.50	35.50	40	36.03	21	C
SK-20-331	164.90	179.35	14.45	7.19	665	16.05	21	C
INCLUDING	165.85	166.55	0.70	20.40	2530	54.13	21	C
AND	166.55	167.00	0.45	4.44	1765	27.97	21	C
AND	167.00	167.50	0.50	3.25	1540	23.78	21	C
AND	167.50	168.00	0.50	4.84	1835	29.31	21	C
AND	168.00	168.50	0.50	4.64	1980	31.04	21	C
AND	168.50	169.00	0.50	4.48	1215	20.68	21	C
AND	169.00	169.50	0.50	1.13	915	13.33	21	C
AND	169.50	170.00	0.50	17.20	2900	55.87	21	C
AND	170.00	171.30	1.30	43.10	966	55.98	21	C
AND	172.80	173.70	0.90	6.89	356	11.64	21	C
SK-20-331	193.80	210.75	16.95	2.74	10	2.87	21	C

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
INCLUDING	195.30	196.30	1.00	10.90	5	10.97	21	C
AND	196.30	197.00	0.70	18.15	9	18.27	21	C
SK-20-331	213.45	227.30	13.85	3.43	14	3.62	21	C
INCLUDING	222.80	224.30	1.50	10.25	36	10.73	21	C
SK-20-332						PENDING	21	C
SK-20-333						PENDING	21	C
SK-20-334						PENDING	21	C
SK-20-335	226.00	233.05	7.05	1.72	5	1.79	21	C
SK-20-336	132.60	136.16	3.56	0.67	89	1.86	21	C
SK-20-336	148.00	155.00	7.00	1.15	7	1.23	21	C
SK-20-336	162.00	166.00	4.00	1.60	10	1.74	21	C
SK-20-336	173.00	187.50	14.50	3.96	8	4.07	21	C
INCLUDING	173.00	174.45	1.45	18.80	5	18.87	21	C
AND	163.79	164.29	0.50	13.70	20	13.97	21	C
SK-20-337	181.80	195.00	13.20	2.06	10	2.19	21	C
SK-20-338	184.75	197.00	12.25	3.07	14	3.26	21	C
INCLUDING	188.89	189.50	0.61	19.40	6	19.48	21	C
SK-20-339	195.00	208.50	13.50	3.10	5	3.17	21	C
SK-20-340	186.60	194.70	8.10	1.89	18	2.12	21	C
SK-20-341	186.50	212.00	25.50	5.59	5	5.66	21	C
INCLUDING	186.50	187.65	1.15	49.20	10	49.33	21	C
AND	187.65	188.50	0.85	17.00	<5	17.00	21	C
SK-20-342	194.00	208.00	14.00	3.18	30	3.58	21	C
INCLUDING	196.06	197.50	1.44	13.70	233	16.81	21	C
SK-20-343	185.50	196.00	10.50	1.59	8	1.70	21	C
SK-20-344	189.00	205.50	16.50	1.70	7	1.80	21	C
SK-20-345	170.38	174.50	4.12	2.68	5	2.74	21	C
SK-20-345	197.00	215.00	18.00	1.57	8	1.67	21	C
SK-20-346						PENDING	21	C
SK-20-347						PENDING	21	C
SK-20-348	138.25	160.00	21.75	1.35	32	1.78	21	C
SK-20-349	144.30	169.90	25.60	1.91	42	2.47	21	C
SK-20-350	146.50	163.50	17.00	1.55	20	1.81	21	C
INCLUDING	153.05	154.05	1.00	10.05	29	10.44	21	C
SK-20-351	89.20	90.40	1.20	2.65	8	2.76	21	C
SK-20-351	93.00	107.36	14.36	1.92	7	2.01	21	C
SK-20-351	136.88	156.00	19.12	3.37	26	3.71	21	C
INCLUDING	144.00	145.00	1.00	11.30	<5	11.30	21	C
AND	145.00	146.00	1.00	13.70	<5	13.70	21	C
SK-20-352						PENDING	21	C
SK-20-353						PENDING	21	C
SK-20-354						PENDING	21	C
SK-20-355						PENDING	21	C
SK-20-356						PENDING	21	C
SK-20-357						PENDING	21	C
SK-20-358						PENDING	21	C
SK-20-359						PENDING	21	C
SK-20-360	145.60	150.50	4.90	1.14	12	1.31	21	C
SK-20-360	168.00	193.50	25.50	2.44	28	2.82	21	C
INCLUDING	168.75	169.50	0.75	12.90	27	13.26	21	C
AND	169.50	170.25	0.75	10.25	55	10.98	21	C
SK-20-360	196.50	217.50	21.00	1.40	6	1.48	21	C
SK-20-361	84.90	101.50	16.60	1.47	13	1.65	21	C
SK-20-361	141.59	146.50	4.91	1.74	51	2.42	21	C

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-362	144.70	153.00	8.30	2.24	483	8.68	21	C
INCLUDING	146.00	147.50	1.50	3.95	1160	19.42	21	C
AND	147.50	149.00	1.50	1.31	665	10.18	21	C
SK-20-362	163.50	200.50	37.00	1.84	17	2.06	21	C
SK-20-362	206.50	214.08	7.58	1.19	5	1.25	21	C
SK-20-363						ABANDONED	21	C
SK-20-364	145.67	149.50	3.83	1.84	603	9.88	21	C
INCLUDING	145.67	146.50	0.83	1.62	838	12.79	21	C
AND	146.50	147.50	1.00	1.99	832	13.08	21	C
AND	147.50	148.35	0.85	3.42	888	15.26	21	C
SK-20-364	153.10	161.50	8.40	1.86	41	2.41	21	C
SK-20-364	164.91	207.50	42.59	6.88	71	7.83	21	C
INCLUDING	164.91	165.50	0.59	5.94	375	10.94	21	C
AND	165.50	166.00	0.50	21.00	439	26.85	21	C
AND	171.44	172.10	0.66	88.40	414	93.92	21	C
AND	172.10	173.00	0.90	16.10	817	26.99	21	C
AND	173.00	173.60	0.60	12.65	99	13.97	21	C
AND	174.28	175.20	0.92	21.50	277	25.19	21	C
AND	175.20	176.50	1.30	18.45	246	21.73	21	C
AND	176.50	176.87	0.37	127.50	341	132.05	21	C
AND	176.87	178.11	1.24	41.10	65	41.97	21	C

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 3: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	DDH Angle (°)
SK-20-331	9776.0	10538.0	971.2	240.0	186.1	-69.9
SK-20-335	9776.0	10538.0	970.7	240.0	200.1	-77.3
SK-20-336	9787.0	10602.0	943.1	190.0	109.5	-70.2
SK-20-337	9780.0	10545.0	970.5	210.0	100.2	-65.2
SK-20-338	9780.0	10544.0	968.9	215.0	100.3	-69.1
SK-20-339	9780.0	10544.0	969.0	227.0	100.0	-73.0
SK-20-340	9780.0	10544.0	968.9	210.0	109.2	-66.8
SK-20-341	9780.0	10544.0	969.9	220.0	109.0	-71.1
SK-20-342	9780.0	10544.0	969.5	213.0	91.0	-71.0
SK-20-343	9780.0	10544.0	968.6	210.0	82.3	-65.0
SK-20-344	9780.0	10544.0	968.0	215.0	82.0	-69.0
SK-20-345	9780.0	10544.0	969.1	215.0	82.0	-73.0
SK-20-348	9773.0	10605.0	941.8	182.0	112.1	-68.0
SK-20-349	9773.0	10605.0	942.7	173.0	112.1	-73.0
SK-20-350	9773.0	10605.0	942.4	175.0	99.9	-70.4
SK-20-351	9713.0	10627.0	920.2	156.0	114.0	-73.0
SK-20-360	9700.0	10423.0	963.8	225.0	96.5	-66.0
SK-20-361	9713.0	10627.0	919.4	155.0	104.1	-81.2
SK-20-362	9700.0	10423.0	963.6	220.0	94.0	-62.0
SK-20-363	9700.0	10423.0	961.8	35.0	95.9	-59.0
SK-20-364	9700.0	10423.0	961.8	220.0	96.1	-59.0

ESKAY CREEK PROJECT
21C AND 21B ZONES
VERTICAL SECTION 10480N
15 METRE SECTION ENVELOPE
LOOKING MINE GRID NORTH
900 mASL
HISTORIC UNDERGROUND MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
BASALTS
21B ZONE
SK-20-331: 8.18 g/t Au, 117 g/t Ag (9.73 g/t AuEq) over 4.25 metres
SK-20-331: 7.19 g/t Au, 665 g/t Ag (16.05 g/t AuEq) over 14.45 metres
3.50 / 8.57
0.91 / 5.14
CONTACT MUDSTONES
2.68 / 3.16
1.69 / 12.78
1.13 / 8.69
800 mASL
SK-20-331
21C ZONE
LOWER MUDSTONES
15.69 / 4.02
4.89 / 18.73
2.82 / 14.15
PEA OPEN PIT LIMITS
RHYOLITES
1.84 / 10.29
21C ZONE
DACITES
200 METRES
700 mE
800

HISTORIC UNDERGROUND MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
ESKAY CREEK PROJECT
21C AND 21B ZONES
VERTICAL SECTION 10410N
15 METRE SECTION ENVELOPE
LOOKING MINE GRID NORTH
900 mASL
800 mASL
BASALTS
RHYOLITES
21B ZONE
5.70 / 3.86
3.90 / 12.49
1.60 / 1.01
CONTACT MUDSTONES
14.46 / 1.59
SK-20-362: 2.06 / 37.00
9.58 / 80.88
2.66 / 39.80
SK-20-364: 7.83 / 42.59
SK-20-360: 2.82 / 25.50
2.52 / 70.25
4.16 / 28.63
SK-20-302: 1.99 / 49.16
SK-20-307: 5.59 / 12.25
SK-20-360: 1.48 / 21.00
PEA OPEN PIT LIMITS
21C ZONE
DACITES
100 METRES
LOWER MUDSTONES
600 mE
700 mE
800 mE
900 mE